Joseph De Perio · 3rd

Co-Founder of SportBLX at SportBLX

New York, New York · 500+ connections · Contact info

SportBLX

Brown University

Experience

Co-Founder of SportBLX
SportBLX
Jan 2019 – Present · 1 yr 9 mos
New York, New York, United States

Senior Portfolio Manager
Clinton Group
Jun 2006 – Present · 14 yrs 4 mos

Vice President
Millennium Partners
2008 – 2009 · 1 yr

Associate
Trimaran Capital Partners
2003 – 2006 · 3 yrs

Analyst
CIBC World Markets

2000 – 2003 · 3 yrs

Education

Brown University
BA, Business Economics
1996 – 2000